FORM 4	OMB APPROVAL
OMB NUMBER: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☒ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Milam James Kelly	2. Issuer Name and Ticker or Trading Symbol CTI Molecular Imaging, Inc. (CTMI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

(Last) (First) (Middle) 810 Innovation Drive	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year June 2002	☐ Director ☐ Officer (give title below)	☑ 10% Owner(2) ☐ Other (specify below)
(Street) Knoxville Tennessee 37932		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
☑ Form filed by one Reporting Person
☐ Form filed by more than one Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
(Instr. 3, 4 and 5)
		Code	V	Amount	(A) or (D)	Price
Common Stock	6/20/02	S		88,000	(D)	$15.7505(1)	2,667,563	D
							102,400	I	By Spouse
							179,776	I	By Grantor Retained Annuity Trust for J. Kelly Milam
							179,776	I	By Grantor Retained Annuity Trust for Beverly Milam

(1)	After an underwriting discount of $1.2495.	(Over)
(2)	Following the Issuer’s initial public offering, Mr. Milam is no longer a 10% owner.	SEC 1474 (3-00)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expira- tion Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)

  Explanation of Responses:

	/s/ James Kelly Milam	07/09/02

	**Signature of Reporting Person James Kelly Milam	Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.
ATL/11218342		Page 2 SEC 1474 (3-99)